

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 25, 2016

<u>Via E-mail</u>
Teresa L. Dick, Chief Financial Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, Texas 79701

> **Re: Diamondback Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2015**
> **Filed February 19, 2016**
> **File No. 001-35700**

Dear Ms. Dick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48</u>

<u>Critical Accounting Policies, page 63</u>

1. We note your disclosure on page 21 stating "If the prices of oil and natural gas continue at current levels or decline further, our operations, financial condition and level of expenditures for the development of oil and natural gas reserves may be materially and adversely affected." Further, you state "…lower oil and natural gas prices may reduce the amount of oil and natural gas that we can produce economically. This may result in our having to make substantial downward adjustments in our estimated proved reserves."

   On page 26 you state had you used more recent commodity prices in estimating your reserves, without giving effect to any acquisition or development activities executed in

2016, your proved reserve volumes would have been further reduced due to economic limits.

Given the foregoing information and the MD&A disclosure requirements in Item 303 of Regulation S-K, pertaining to the reasonably possible material effects associated with known trends and uncertainties, please expand your disclosure to quantify the reasonably possible near-term changes to the carrying value of your oil and natural gas properties, proved reserves and development plans if commodity prices remain at low levels, including a discussion of all the key factor assumptions that you use in quantifying your estimates.

Please refer to FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Klinko at (202) 551-3824 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller,
Branch Chief
Office of Natural Resources